SI N

21001340

SEC Mail Processing

MAR 11 2021

Washington, DC

A ...ITED REPORT

FORM X-17A-5

PART III

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SEC FILE NUMBER
8- 37567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHNSON RICE & COMPANY L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

639 LOYOLA AVENUE, SUITE 2775
(No. and Street)

NEW ORLEANS	LOUISIANA	70113
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL J. BURKE 504 584-1213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAPORTE A PROFESSIONAL ACCOUNTING CORPORATION
(Name – *if individual, state last, first, middle name*)

5100 VILLAGE WALK STE 300	COVINGTON	LOUISIANA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DANIEL J. BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOHNSON RICE & COMPANY L.L.C., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

LaPorte
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Board of Members
Johnson Rice & Company L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Johnson Rice & Company L.L.C. (the Company) as of December 31, 2020, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Johnson Rice & Company L.L.C.'s financial statements. The Supplemental Information is the responsibility of Johnson Rice & Company L.L.C.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2006.

Covington, LA
March 3, 2021

JOHNSON RICE & COMPANY L.L.C.
STATEMENT OF FINANCIAL CONDITION

ASSETS

		December 31, 2020
Cash and Cash Equivalents	$	213,533
Deposits Held by Clearing Broker, Restricted		250,000
Receivables from Others		103,271
Receivable from Clearing Broker		3,503,063
Securities Owned, Held at Clearing Broker, at Fair Value		142,000
Furniture, Equipment and Leasehold Improvements		15,567
Net of Accumulated Depreciation of $1,023,021 in 2020		
ROU Assets		1,580
Net of Accumulated Amortization of $26,848 in 2020		
Other Assets		11,459
Total Assets	$	4,240,473

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts Payable and Accrued Liabilities	$	870,982
Notes Payable		846,800
Lease Obligations		1,693
Payable to Clearing Broker		68
Total Liabilities		1,719,543
MEMBERS' EQUITY		2,520,930
Total Liabilities and Members' Equity	$	4,240,473

The accompanying notes are an integral part of these financial statements.

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

Johnson Rice & Company L.L.C. (the Company) was organized as a limited liability company under the laws of the State of Louisiana. The Company is a regional broker-dealer of primarily over-the-counter equity securities and is registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company operates as an introducing broker and clears its transactions on a fully disclosed basis through National Financial Services LLC.

CASH AND CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

SECURITIES

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

ACCOUNTS RECEIVABLE

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2020, all accounts receivable were considered collectable.

REVENUE RECOGNITION

The Company follows Accounting Standards Codification 606, "ASC" 606 Revenue from Contracts with Customers. The accounting policies are stated below:

Investment Banking Revenues. Investment banking revenues include underwriting and advisory fees. Investment banking revenues include fees from securities offerings in which the Company acts as an underwriter or agent. These fees are recognized at a point in time on a trade date basis as the customer obtains control and benefit at that point. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

Advisory fees from merger and acquisition services are recognized at a point in time. Advisory fees from restructuring services are recognized over time using a time elapse measure of progress as the customer receives the benefit of the service provided.

Research Revenues. Revenue associated with providing research to customers is recognized upon receipt unless covered by a contract. Research product covered by contract is recognized at a point of time specified by contract when invoiced, as the performance obligation has been met.

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Banking Underwriting and Advisory Expenses. All investment banking expenses will be recognized within their respective expense category. Any expense reimbursements will be recognized as Investment Banking revenues (i.e., expenses are not recorded net of client reimbursements and are not netted against revenues).

Commissions. Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture and equipment are stated at cost, less accumulated depreciation computed on accelerated methods over the estimated useful lives of the assets, ranging from three to seven years. These methods do not materially differ from generally accepted accounting principles. Leasehold improvements are stated at cost, less accumulated amortization computed on the straight-line method over the term of the lease. Depreciation and amortization charged to operations amounted to $10,290 for the year ended December 31, 2020.

Major components of furniture, equipment and leasehold improvements are as follows:

Furniture and Fixtures	$ 415,049
Equipment	481,767
Leasehold Improvements	141,772
	1,038,588
Accumulated Depreciation	(1,023,021)
	$15,567

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B

AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes National Financial Services LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $250,000. At December 31, 2020, $250,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

NOTE C

RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker represents uncollected commissions and fees due from brokers and funds held at clearing broker.

NOTE D

SECURITIES

Securities owned, held at clearing broker, and securities sold, consist of the Company's trading and investment accounts at market value. These investments as of December 31, 2020, are summarized as follows:

	2020
Securities Owned, Held at Clearing Broker:	
Corporate Stocks	$ 142,000
	$ 142,000

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), Topic 820, *Fair Value Measurement*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

NOTE D

SECURITIES (Continued)

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2020.

The valuation of the Company's investments by the above fair value hierarchy is as follows:

	Total	Level 1	Level 2	Level 3
December 31, 2020				
Assets				
Securities Owned, Held at Clearing Broker				
Corporate Stocks				
Energy	$ 142,000	$ 142,000	$ -	$ -
	$ 142,000	$ 142,000	$ -	$ -
Liabilities				
Securities Sold, Not Yet Purchased	$ -	$ -	$ -	$ -

NOTE E

COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the Statement of Financial Condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's Statement of Financial Condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the Statement of Financial Condition.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2020, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

NOTE E

COMMITMENTS AND CONTINGENCIES (Continued)

The Company has obligations as a lessee for office equipment with initial non-cancelable terms in excess of one year. The Company classified the office equipment leases as financing leases. These leases generally contain renewal options. Since the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.

Financing leases are included in ROU assets and lease obligations, on the Statement of Financial Condition. The asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the Statement of Financial Condition.

The Company has also entered into two financing leases for office equipment that expire February 2021. Other information related to leases at December 31, 2020:
Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow from finance leases $9,871
Weighted average remaining lease term:
Finance leases 2 months
Weighted average discount rate:
Finance leases 5.00%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments. Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2020 are as follows:

Year Ending December 31,	**Total**
2020	$ 1,704
Total undiscounted lease payments	$ 1,704
Less: imputed interest	$ (11)
Total Lease liabilities	$ 1,693

NOTE E

COMMITMENTS AND CONTINGENCIES (Continued)

The Company has a quotation services contract that will be in effect through 2022.

Future minimum quotation services payments are as follows:

2021	$	255,480
2022	$	95,657
Total	$	351,137

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

The Company recognizes an outstanding settlement liability requiring the payment of $100,000 in 2021 and $100,000 in 2022, included in Accounts Payable and Accrued Liabilities on the Statement of Financial Position.

At each reporting date, the Company assesses whether there is an indication that a liability exists. The Company recognizes contractual, contingent liabilities at the expected discounted cash flows of the obligation. The Company expects to incur $250,000 in non-billable expenses on behalf of a client prior to the end of 2023, which is included in Accounts Payable and Accrued Liabilities on the Statement of Financial Position.

NOTE F

NOTES PAYABLE

On April 14, 2020, the Company received loan proceeds in the amount of approximately $846,800 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. Management believes it has met the conditions for forgiveness of the loan and that the loan will be forgiven.

NOTE G

EMPLOYEE BENEFIT PLAN

The Company has a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees with six months of service who are 21 years or older to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are discretionary. In 2020, the Company did not choose to make a discretionary contribution to the plan on behalf of members and employees. The Company has the right to contribute in the future.

NOTE H

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that members' capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 or its net capital would fail to equal 120% of the minimum net capital requirement.

At December 31, 2020, the Company had net capital of $3,216,133, which was $2,966,133 in excess of its required net capital of $250,000 . The Company's ratio of aggregate indebtedness to net capital was 0.27 to 1 at December 31, 2020.

NOTE I

DISCLOSURES ABOUT GUARANTEES

The Company clears all of its securities through National Financial Services LLC on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and National Financial Services LLC, National Financial Services LLC has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As National Financial Services LLC's right to charge the Company has no maximum amount and applies to all trades executed through National Financial Services LLC, the Company believes there is no maximum amount assignable to this right. At December 31, 2020, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of National Financial Services LLC and all counterparties with which it conducts business.

NOTE J

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

NOTE J

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (Continued)

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should National Financial Services LLC, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of National Financial Securities LLC and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

NOTE K

INCOME TAXES

The Company follows the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the FASB ASC, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, in income tax expense.

The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2017 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2020.

NOTE L

SUBORDINATED BORROWINGS

During 2020, the Company had available a revolving line of credit from a bank totaling $9,000,000, bearing interest at rates to be agreed upon by the Company and the bank at the time that any advance is drawn on the line. The line is unsecured, is guaranteed by the Company's members, matured on June 30, 2020 and was not extended. There were no outstanding borrowings against the line of credit at December 31, 2020.

NOTE M

SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 3, 2021, the date these financial statements were available to be issued, and determined that the following events occurred that require disclosure.

NOTE M

SUBSEQUENT EVENTS (Continued)

On February 25, 2021 the Company received loan proceeds in the amount of approximately $688,747 under the Paycheck Protection Program ("PPP"). The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

The Company intends to use the proceeds for purposes consistent with the PPP.

NOTE N

CONTRACT BALANCES

The following table presents revenue from contracts with customers separated by major source of revenue:

Commission Income	$ 3,499,778
Investment Banking	2,263,391
	$ 5,763,169

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when the revenue is recognized prior to payment and has an unconditional right to payment. The Company had receivables related to revenues from contracts with customers of $103,271 at December 31, 2020.

NOTE O

FUTURE ACCOUNTING PRONOUNCEMENTS

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13 "Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments." ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss ("CECL") model to estimate its lifetime "expected credit loss" and record an allowance that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The Standard is effective for fiscal years beginning after December 15, 2022. The Company does not expect the adoption of ASU 2016-13 to have a material impact on its financial statements.

NOTE P

ADOPTED ACCOUNTING PRONOUNCEMENTS

In August, 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds, and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim period within those fiscal years. The adoption of ASU 2018-13 did not have a material impact on the company's financial statements and related disclosures.

.

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Members
Johnson Rice & Company L.L.C.

We have reviewed management's statements, included in the accompanying Johnson Rice & Company L.L.C. Exemption Report, in which (a) Johnson Rice & Company L.L.C. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Johnson Rice & Company L.L.C. claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the exemption provisions) and (b) Johnson Rice & Company L.L.C. stated that Johnson Rice & Company L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Johnson Rice & Company L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Johnson Rice & Company L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
March 3, 2021